

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 4561

January 13, 2017

Todd McKinnon
Chief Executive Officer
Okta, Inc.
301 Brannan Street, 1st Floor
San Francisco, California 94107

>   **Re: Okta, Inc.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted December 20, 2016**
>   **CIK No. 0001660134**

Dear Mr. McKinnon:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

Overview, page 1

1.   You state that every day, over a million people use Okta. Please expand your disclosure, here or in Business, to briefly explain the methodology used to calculate this measure, whether this usage level is representative of your experience during recent periods, and as of what date this information was calculated.

2.   We refer to the following statement: "As we add new customers, users, developers and applications to our platform, our business, customers and users benefit from powerful

network effects that increase the value and security of the Okta Identity Cloud." Please explain briefly, here or elsewhere in the filing, how network effects increase the security of your platform.

3.   In the fifth paragraph on page 2, you list several "leading cloud vendors" that are your "customers and partners." The disclosure could be read to suggest that each of these vendors is both a customer and partner of the company's. If this is not the case, please revise to clarify.

Our Opportunity, page 3

4.   You estimate that there is at least an $18 billion global opportunity to serve organizations of all sizes by providing an integrated approach to managing and securing all of their internal identities. Revise to explain briefly what your estimate is based on.

Risk Factors

"Interruptions or delays in the services provided by third-party data centers…," page 26

5.   You state that in the event that the AWS service agreement is terminated, you could experience interruptions in access to your platform as well as delays and additional expense in arranging new facilities and services. Please revise to discuss in Business or elsewhere the key terms of this agreement, if material. In addition, tell us what consideration you have given to filing this agreement. Refer to Item 601(b)(10) of Regulation S-K.

"We rely on software and services from other parties…," page 27

6.   You disclose here that you rely on third-party technology to operate critical functions of your business, including customer relationship management services. Please tell us what consideration you have given to filing your agreements with third-party CRM service providers and discussing the key terms of such agreements in your filing.

"Our ability to use our net operating loss carry-forwards and certain other tax…," page 40

7.   You indicate that you may experience an ownership change in connection with your initial public offering. Please clarify whether you believe you will undergo an ownership change in connection with this offering.

"Provisions in our charter documents and under Delaware law could make …," page 44

8.   This risk factor appears to address several separate risks. Please revise to present risks related to the exclusive forum provision in your charter in a separately captioned risk factor.

Use of Proceeds, page 49

9.   You disclose that the offering proceeds will be used for working capital and other general corporate purposes and to fund your growth strategy. To the extent you have specific plans related to this growth strategy, identify any corresponding intended use of proceeds. For example, we note your disclosure on page 62 stating that you intend to continue to grow your international operations and develop your external case business.

Selected Consolidated Financial Data and Other Data

Other Financial Measures and Key Metrics, page 56

10.   Revise to ensure that your presentations of non-GAAP gross margin and non-GAAP operating margin are not more prominent than the comparable GAAP measures. In this regard, we note that your tabular disclosure that includes these non-GAAP financial measures is not preceded by an equally prominent disclosure of the comparable GAAP margins nor does it include the comparable GAAP margins in the same table. In addition, the comparable GAAP margins are not included in the reconciliations of these non-GAAP financial measures. Also address the prominence of your disclosures of non-GAAP gross margin and non-GAAP operating margin in Summary Consolidated Financial Data and Other Data. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

11.   Please revise to include all three major categories of the statements of cash flows with your presentations of the non-GAAP liquidity measure of free cash flow. Also address your presentation in Summary Consolidated Financial Data and Other Data. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 102.06 of the Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

12.   Please revise to provide the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K for the non-GAAP measure of working capital, excluding deferred revenue, current. Also revise to include these disclosures in Summary Consolidated Financial Data and Other Data or provide a reference thereto. Ensure that working capital, excluding deferred revenue, current, is presented throughout your filing with equal or greater prominent disclosure of the most directly comparable GAAP financial measure.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 59

13.   Please consider expanding your overview to discuss material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused for both the short- and long-term. Also consider describing your plans to eventually generate profits. Refer to Section III.A of SEC Release No. 33-8350.

Our Business Model, page 60

14.   You state that a significant majority of your customers have renewed their contracts. Revise
        your disclosure to provide more specific quantification of the rate at which you retained
        clients.

Key Business Metrics, page 62

15.   We note your disclosures on page 60 describing how the contribution margin reflects the
        economics of your customer relationships. Tell us what consideration you gave to
        presenting the contributing margin measure as a key business metric and/or including
        information on such measure for other cohorts.

Components of Results of Operations, page 64

16.   You disclose at the bottom of page 64 that gross margin may fluctuate as the percentage of
        your revenue that is derived from channel partners fluctuates, and you disclose in the middle
        of page 95 that you plan to expand your indirect sales network. Please revise to disclose the
        percentage of revenue generated from your indirect sales network in each of the periods
        presented.

17.   We note from your disclosure on the top of page 18 that a distributed denial-of-service
        attack in October 2016 resulted in your failing to meet certain contracted uptime levels
        under your service level agreements and the issuance of service credits to some of your
        customers. Please revise to describe and quantify the reasonably expected impact on your
        liquidity, capital resources and/or results of operations. Refer to Item 303(a)(3)(ii) of
        Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

Results of Operation

Comparison of the Nine Months Ended October 31, 2015 and 2016

Cost of Revenue, Gross Profit and Gross Margin, page 68

18.   You attribute the change in gross margin for professional services to the completion of
        certain fixed fee projects in backlog from earlier periods. It appears that you have not
        quantified backlog in the filing. Revise to provide this information or advise. Refer to Item
        101(c)(1)(viii) of Regulation S-K.

Liquidity and Capital Resources

Operating Activities, page 77

19.   Your discussion of cash used in operating activities should contribute substantively to an
        understanding of your historical sources and uses of cash associated with the changes in

Todd McKinnon
Okta, Inc.
January 13, 2017
Page 5

asset and liability accounts. Revise to provide a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Refer to Section IV.B.1 of SEC Release No. 33-8350.

Business

Overview, page 86

20.	You state that as of October 31, 2016, you had over 5,000 integrations with third-party software applications. Please clarify how the number of integrations directly or indirectly contributes to revenue.

Our Products, page 95

21.	On page 62, you indicate that your initial focus was on internal use cases, but that you are investing in solutions for external use cases. To provide context to your disclosures in this section, consider disclosing when you launched your external use solutions and indicating the current significance of external use cases to your business.

Our Customers, page 98

22.	You state that as of October 31, 2016, you had 40 million users. Tell us what consideration you gave to providing comparable information for other periods presented, and whether your management uses this measure as a key business metric.

23.	Expand your disclosure to provide the threshold dollar amount that the identified clients spent on your solutions during recent periods. Please also explain how you selected from the customers identified here the subset highlighted in your summary on page 2.

Intellectual Property, page 100

24.	You state that you protect your intellectual property through, among other strategies, patents. To the extent material to your business, please provide a description of the material aspects of your patents. Refer to Item 101(c)(1)(iv) of Regulation S-K.

Management, page 103

25.	We note that your audit committee includes Mr. Grady, a partner at Sequoia Capital. Entities affiliated with Sequoia Capital own 21.7% of your voting equity securities. Please provide us with your analysis in support of the determination that Mr. Grady will satisfy the requirements for independence applicable to audit committee members under the NASDAQ and Commission rules. In this regard, explain to us how you concluded that he is independent for the purposes of Exchange Act Rule 10A-3(b)(1).

Executive Compensation

Summary Compensation Table – 2016, page 110

26.   Briefly describe the basis for the variances in awards of options among the named executive officers. Refer to the introductory language to paragraph (o) of Item 402 of Regulation S-K.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

27.   We note from your disclosure in the second paragraph on page 60 that you sell your solution through a network of independent software vendors and channel partners, as well as directly through your own sales team. For solutions sold through your indirect sales network, please revise to disclose the terms of your arrangements and the related revenue recognition policy. Tell us the amount of revenue generated through this network, and consider disclosing the amount of revenue related to significant independent software vendors and channel partners based on the disclosure requirements in ASC 280-10-50-42 and ASC 275-10-50-20.

Professional Services Revenue, page F-10

28.   Please explain the basis for recognizing revenue for professional services arrangements billed on a time and materials basis as the services are performed rather than upon completion. Describe the nature of the professional services involved in time and materials arrangements and when value is transferred to your customer.

Note 11. Common Stock and Stockholders' Deficit

Options Subject to Early Exercise, page F-31

29.   Please tell us and disclose what consideration you gave to the options subject to early exercise in your computation of weighted-average shares outstanding used in your calculation of net loss per share. Refer to ASC 260-10-45-13.

Other

30.   Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

31.   We will contact you separately regarding any submitted graphics.

You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or me at (202) 551-3483 with any other questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies and Services

cc: Richard Kline, Esq.
        Goodwin Procter LLP